June 21, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reinsurance Group of America, Incorporated (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-11848

Dear Mr. Rosenberg:

Reference is made to the comment letter of the staff of the Securities and Exchange Commission dated June 11, 2012 (the “Comment Letter”) regarding the above-referenced filing of the Company. Pursuant to discussions with Mr. James Peklenk, the Company has requested an additional ten business days to file its response to the Comment Letter. The Company now anticipates that it will file its Comment Letter response on or before July 10, 2012.

If you have any questions, please feel free to contact me via telephone at (636) 736-5472 or via facsimile at (636) 736-8561.

Yours sincerely,

/s/ Clifford R. Jenks
Clifford R. Jenks
Managing Counsel, Securities

1370 Timberlake Manor Parkway, Chesterfield, Missouri 63017-6039 T 636.736.5472 F 636.736.8561 cjenks@rgare.com www.rgare.com